ALLIED GOLD LIMITED

12 April 2007

Company Announcements Office
Australian Stock Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

SIGNIFICANT GOLD INTERCEPTS INDICATE MAJOR NEW RESOURCES

The Directors of Allied Gold Limited (ASX code "ALD") are pleased to report that newly received assay results from exploration drilling at its 100% owned Simberi Gold Project in Papua New Guinea have recorded highly encouraging intercepts.

The most significant results have been received from drilling on the Monum Creek prospect, in the valley approximately midway between the Sorowar deposit and the Pigiput deposits to the south.

Best results from the Monum drilling include:

- **13m at 4.20 g/t gold** from surface, including 1m at 11.35 g/t from 8m, in drill hole MN001
- **6m at 4.78 g/t gold** from 143m, also in MN001
- **9m at 6.52 g/t gold** from 104m, in RC1391DD
- **14m at 1.28 g/t gold** from 8m, in RC1383
- **13m at 1.21 g/t gold** from surface, in RC1388

Furthermore, routine continuous channel sampling of the bulldozed access road into the MN001 drill pad returned an intercept length of:

- **90m of 1.79 g/t gold**

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
www.alliedgold.com.au

When combined with the recently interpreted geophysical surveys in the region, these drill results indicate that Monum Creek most likely represents a southern extension of the Sorowar deposit, Simberi's largest single deposit with a resource of 1.248 million ounces and oxide (as well as minor entrained transitional and sulfide) material ore reserves of 546,000 ounces of gold. The **strike extension is in the order of 250 metres, which is significant in the context that Sorowar has a strike length of approximately 700 metres**.

Additionally, Allied is also in receipt of some significant drill results from follow up drilling of the Pigicow prospect. Best results from this program include:

- **16m at 2.35 g/t gold** from surface, including 11m at 3.21 g/t from surface, in PC004
- **12m at 2.67 g/t gold** from 14m, as part of a broader 61m at 1.24 g/t from surface, in PC005
- **18m at 1.91 g/t gold** from 34m, in PC003

The results at Pigicow point to additional oxide and sulfide resources at this prospect.

Background to Monum Creek Results

The Monum Creek prospect is located off the main topographic ridge and its spur lines, which have been the subject of previous concentrated drilling. It lies on a large geophysical anomaly to the south-east of the Sorowar deposit. Sorowar is Simberi's largest single deposit with a resource of 1.248 million ounces containing oxide material ore reserves of 546,000 ounces of gold over its present measured strike length of approximately 700 metres.

The above mentioned channel sample intercept of 90m at 1.79 g/t, coupled with the 13m oxide drill intercept in MN001 and the interpretation of the results of the current ongoing geophysical surveys in the area, indicates that the Sorowar oxide deposit is likely to extend an additional strike length of 250 metres to the south-east to Monum Creek.

The following sketches depict the location of the Sorowar deposit relative to aerial magnetic and potassium channel radiometric anomalism. The magnetic 'lows' are the result of magnetite destruction caused by hydrothermal processes that are, in turn, also manifested as potassic alteration.

A substantial deep, horizontally tabular IP chargeability anomaly (indicative of disseminated sulfides) is currently being defined in this area. The general location of this feature is likewise depicted in these sketches, as are the general locations of drillhole MN001 and the road channel sample intercept.


B
44400mE
Extent of magnetic 'low'
A
SOROWAR
PIT
PATAN
A1
210200mN
Extent of potassium alteration
Hole
MN001
Large extensive coincident
chargeable and resistive body
B1

SKETCH PLAN - SOROWAR AREA (Not to scale)


A
A1
SOROWAR
DEPOSIT
SOROWAR
EAST
PATAN
PROSPECT
Approximate sea level
Large extensive coincident
chargeable & resistive body

SECTION A - A1 (E - W) POTENTIAL SULFIDE RESOURCE
Not to scale - sketch only


Possible 1800m extension
Extensive coincident magnetic 'low'
and potassium alteration
Possible extension?
Extensive coincident magnetic 'low'
and potassium alteration
B
B1
SOROWAR DEPOSIT
590,000 Ozs
13.6 Mt @ 1.35 g/t Au
Surface channel
90m @ 1.79 g/t Au
Monun
Creek
Patan
Prospect
Base of oxidization
13m @
4.2 g/t Au
4m @
6.4 g/t Au
SOROWAR RESOURCE

SECTION B - B1 (NW - SE) - POTENTIAL OXIDE EXTENSION
Not to scale - sketch only

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
www.alliedgold.com.au

The Directors of Allied Gold are highly encouraged by the current round of drill results from the Simberi Gold Project in offshore Papua New Guinea, some 60km north-west of Lihir Island host of a 40 million ounce gold resource.

It vindicates Allied's recent decision to invest further capital into the purchase of its own drill rigs and the reinvigoration of its exploration plans.

The company remains on time and within budget to commission the 80,000 ounce per annum Simberi Oxide Gold Project in the second half of calendar year 2007.

Yours faithfully

Mark Caruso
Executive Chairman

The information in this Stock Exchange Announcement that relates to exploration results, together with any related assessments and interpretations, has been approved for release by Mr Ross Hastings, MSc., BSc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves."